James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 16 January 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Enclosed is a copy of Irish Companies Registration Office Form B7 in respect of the cancellation of 1,611,572 ordinary shares in James Hardie Industries plc. (James Hardie) as part of the on-market share buy-back. Following this cancellation, James Hardie’s issued capital is 444,246,402 ordinary shares. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.